November 15, 2005


Mr. Jon Lever
Chief Financial Officer
Wealth Minerals Ltd.
#1901-1177 W. Hastings St.
Vancouver, British Columbia V6E 2K3

	Re:	Wealth Minerals Ltd. Hhlkjldkfjonl
		20-F/A for Fiscal Year Ended November 30, 2004
		Filed November 1, 2005
      Response Letter Dated October 28, 2005
		File No. 0-26636

Dear Mr. Jon Lever:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A for the Fiscal Year Ended November 30, 2004

Liquidity & Capital Resources, page 24

1. We have reviewed your response to prior comment number two and note that the amounts reflected in your discussion of cash flows continue to differ from the amounts reported on your statement of cash flows. As such we reissue comment one in our letter dated September 9, 2005.

Controls and procedures

2. We note your disclosure that there were "no significant changes" in your internal controls. Please clarify whether or not there were any changes and indicate the period covered by your conclusion regarding whether or not changes occurred. Refer to Item 15(d) of Form 20-F.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

      Sincerely,



								Jill S. Davis
								Branch Chief


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Jon Lever
Chief Financial Officer
November 15, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010